File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2021
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2021, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

**Sales by the Inter-American Development Bank
of its Ordinary Capital Primary Obligations**

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
COP	50,000,000,000	6.00	100.00	6-Oct-2021	6-Oct-2027
USD	100,000,000	Floating Rate	100.870	6-Oct-2021	10-June-2031
AUD	25,000,000	3.29	114.362	8-Oct-2021	28-June-2032
USD	100,000,000	Floating Rate	100.000	15-Oct-2021	15-Oct-2025
USD	100,000,000	Floating Rate	100.198	21-Oct-2021	16-Sep-2026
USD	100,000,000	3.00	104.654	5-Nov-2021	4-Oct-2023
COP	30,000,000,000	Floating Rate	100.00	10-Nov-2021	15-May-2035
INR	3,825,000,000	5.70	100.811	12-Nov-2021	12-Nov-2024
IDR	750,000,000,000	5.10	101.625	17-Nov-2021	17-Nov-2026
AUD	30,000,000	3.29	109.263	22-Nov-2021	28-June-2032
USD	100,000,000	Floating Rate	100.243	22-Nov-2021	16-Sep-2026
USD	60,000,000	0.92	99.96517	29-Nov-2021	29-Nov-2024
COP	10,009,566,508.82	Floating Rate	100.00	30-Nov-2021	15-May-2030
GBP	75,000,000	1.375	101.596	3-Dec-2021	15-Dec-2024
IDR	289,000,000,000	5.10	99.9905	17-Dec-2021	17-Nov-2026

IDB *INTER-AMERICAN DEVELOPMENT BANK*

ORDINARY CAPITAL
December 31, 2021


Ordinary Capital
Balance Sheet - As of December 31, 2021
(Expressed in thousands of United States dollars)

Assets

Cash		$ 1,490,488
Investments		
Trading		
Obligations issued or guaranteed by governments or issued by U.S. Agencies	28,766,601	
Time deposits and other obligations of banks	8,949,644	
Asset-and mortgage-backed and corporate securities	709,899	
Accrued interest on investments	126,324	38,552,468
Developmental Assets		
Loans outstanding	108,886,173	
Allowance for loan losses	(432,229)	
Deferred loan origination fees and cost	57,032	
	108,510,976	
Debt securities		
Measured at fair value	74,138	
Measured at amortized cost	361,285	
Allowance for debt securities	(16,493)	
	418,930	108,929,906
Derivative assets, net		890,315
Accrued interest and other charges		
On loans	508,630	
Others	2,762	511,392
Other Assets		
Property, improvements and equipment, at cost	1,016,534	
Less accumulated depreciation & amortization	(571,222)	
	445,312	
Receivable for investment securities sold	87,652	
Miscellaneous	846,144	1,379,108
Total assets		$ 151,753,677

Ordinary Capital
Balance Sheet - As of December 31, 2021
(Expressed in thousands of United States dollars)

Liabilities and Equity

Liabilities

Borrowings			
Short-term borrowings, net	1,095,905		
Medium- and long-term borrowings:			
Measured at fair value	84,034,345		
Measured at amortized cost	28,960,569		
	112,994,914	$	114,090,819
Derivative liabilities, net			289,659
Amounts payable to maintain value of currency holdings			127
Other liabilities			
Due to IDB Grant Facility	126,336		
Accrued interest on borrowings at amortized cost	153,512		
Liabilities under retirement benefit plans	887,909		
Undisbursed Special programs	225,198		
Other liabilities	893,813		2,286,768
Total liabilities			116,667,373
Equity			
Capital stock			
Subscribed - 14,170,108 shares	170,940,140		
Less callable portion	(164,900,691)		
Additional paid-in Capital (APIC)	5,814,583		11,854,032
Receivable from members			
Non-negotiable, non-interest bearing demand obligations	(494,095)		
Non-negotiable, non-interest bearing term obligations	(216,972)		
Amounts required to maintain value of currency holdings	(91,612)		(802,679)
General reserve			21,512,490
Special reserve			2,665,500
Accumulated other comprehensive income			
Accumulated translation adjustments	911,066		
Accumulated SFAS 158 adjustments	(670,321)		
Net fair value adjustments on borrowings attributable to changes			
in instrument-specific credit risk	(383,784)		(143,039)
Total equity			35,086,304
Total liabilities and equity		$	151,753,677

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2021
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2021	2020	2021	2020
Income				
From loans				
- Interest, after swaps	$ 221,368	$ 165,068	$ 2,058,431	$ 2,314,491
- Credit commissions	8,056	9,503	103,593	107,443
- Fees from non-sovereign-guaranteed and emergency lending	4,130	(233)	22,242	18,339
	233,554	174,338	2,184,266	2,440,273
From investments, after swaps				
- Interest	15,609	8,740	118,376	373,021
- Net gain (loss)	(11,300)	5,000	(13,000)	23,200
	4,309	13,740	105,376	396,221
Other interest income	4,454	(438)	43,133	4,196
From other sources	(21,627)	(25,096)	42,562	53,461
Total income	220,690	162,544	2,375,337	2,894,151
Expenses				
Borrowing expenses	52,344	52,432	624,343	1,265,353
Administrative expenses	108,623	114,990	924,428	890,008
Special programs	21,642	23,242	93,785	102,699
Provision (credit) for developmental assets losses	(15,037)	40,308	(78,630)	182,166
Total expenses	167,572	230,972	1,563,926	2,440,226
Operating Income	53,118	(68,428)	811,411	453,925
Net fair value adjustments on non-trading portfolios and foreign currency transactions	108,960	138,706	401,559	220,229
Board of Governors approved transfers	-	-	(91,740)	(63,650)
Other components of net periodic benefit costs	(3,043)	46	(36,513)	546
Net income	159,035	70,324	1,084,717	611,050
General reserve, beginning of period	21,353,455	20,507,450	20,577,773	20,114,401
Distributions on behalf of shareholders	-	-	(150,000)	(110,000)
Cumulative adjustment for CECL	-	-	-	(37,677)
General reserve, end of period	$ 21,512,490	$ 20,577,774	$ 21,512,490	$ 20,577,774

Ordinary Capital
Statement of Comprehensive Income (Loss)
For the Period Ended December 31, 2021
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2021	**2020**	**2021**	**2020**
Net income	$ 159,035	$ 70,324	$ 1,084,717	$ 611,050
Other comprehensive income (loss):				
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans	10,317	7,500	123,822	90,011
Recognition of changes in assets/liabilities under retirement benefits plans	513,819	(497,538)	513,818	(497,538)
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(70,382)	(158,465)	(159,460)	(269,046)
Total other comprehensive income (loss)	453,754	(648,503)	478,180	(676,573)
Comprehensive income (Loss)	$ 612,789	$ (578,179)	$ 1,562,897	$ (65,523)

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2021
(Expressed in thousands of United States dollars)

	2021	2020
Cash flows from lending and investing activities		
Developmental activities:		
Loan disbursements	$ (12,425,265)	$ (14,592,127)
Loan collections	7,336,899	6,909,937
Purchase of debt securities	(86,712)	(253,339)
Collection of debt securities	12,556	4,500
Net cash used in lending activities	(5,162,522)	(7,931,029)
Purchase of property, net	(44,774)	(26,058)
Miscellaneous assets and liabilities, net	89,544	150,562
Net cash used in lending and investing activities	(5,117,752)	(7,806,525)
Cash flows from financing activities		
Medium- and long- term borrowings:		
Proceeds from issuance	24,298,658	26,765,265
Repayments	(16,841,890)	(17,371,719)
Short term borrowings, net	(90,250)	(89,228)
Cash collateral received (returned)	(886,271)	1,291,530
Collections of capital subscriptions	420	6,189
Collections of receivable from members	-	-
Payments of maintenance of value to members	-	(154,298)
Distributions paid on behalf of shareholders	(148,555)	(108,941)
Net cash provided by financing activities	6,332,112	10,338,798
Cash flows from operating activities		
Gross purchases of trading investments	(72,108,143)	(71,468,346)
Gross proceeds from sale or maturity of trading investments	69,218,475	69,758,125
Loan income collections, after swaps	2,100,319	2,679,709
Interest and other costs of borrowings, after swaps	(608,326)	(1,659,937)
Income from investments	51,768	389,772
Other interest income	25,893	9,429
Other income	47,115	51,849
Administrative expenses	(749,744)	(752,416)
Transfers to the IDB Grant Facility	(173,467)	(91,823)
Special programs	(94,938)	(82,802)
Net cash used in operating activities	(2,291,048)	(1,166,440)
Effect of exchange rate fluctuations on Cash	(29,031)	15,845
Net increase (decrease) in cash	(1,105,719)	1,381,678
Cash, beginning of period	2,596,207	1,214,529
Cash, end of period	$ 1,490,488	$ 2,596,207
Reconciliation of Net income to net cash used in operating activities:		
Net income	$ 1,084,717	$ 617,483
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(83,947)	233,003
Income from investments	(55,308)	(13,049)
Other interest income	(17,240)	5,233
Other income	4,553	(1,612)
Interest and other costs of borrowings, after swaps	16,017	(394,584)
Administrative expenses, including depreciation	174,684	137,592
Special programs	(1,153)	19,897
Transfers to the IDB Grant Facility	(81,727)	(28,173)
Net fair value adjustments on non-trading portfolios and foreign currency transactions	(401,559)	(220,229)
Net unrealized (gain) loss on trading investments	1,700	6,600
Other components of net periodic benefit cost	36,513	(546)
Net increase in trading investments and securities purchased under resale agreements	(2,889,668)	(1,710,221)
Provision (credit) for developmental assets losses	(78,630)	182,166
Net cash used in operating activities	$ (2,291,048)	$ (1,166,440)
Supplemental disclosure of noncash activities		
Increase (decrease) resulted from exchange rate fluctuations:		
Trading investments and related swaps	(4,204)	(4,989)
Loans outstanding and related swaps	(95,265)	(112,992)
Debt securities	(48,796)	13,291
Borrowings and related swaps	(153,067)	(165,890)
Receivable from members, net	4,628	(16,478)